Exhibit 1.02

Teradata Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the U.S. Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that such conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ sources and chains of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

This report has been prepared by management of Teradata Corporation (herein referred to as “Teradata,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all of our affiliates that are required to be consolidated.

This report and items covered by it are not audited as the Rule provides that if a registrant’s applicable products are “DRC conflict undeterminable” for 2013, the CMR is not subject to an independent private sector audit (“IPSA”).

1. Conflict Minerals Disclosure

The products that we manufactured or had contract-manufactured for us during 2013 that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable”.

Our Conflict Minerals Report for the year ended December 31, 2013 is posted on our website at http://www.teradata.com/corporate-social-responsibility/?ICID=Acsr and then selecting “Teradata Conflict Minerals Report.”

Our Conflict Minerals Policy is posted on our website at http://www.teradata.com/corporate-social-responsibility/?ICID=Acsr and then selecting “Teradata Conflict Minerals Policy.”

The remainder of this report provides context and summarizes our conflict minerals reasonable country of origin inquiries, due diligence, and plan and risks regarding achieving conflict-free status for our manufactured products.

2. Company Overview and Product Description

Teradata is a global leader in analytic data platforms, marketing and analytic applications, and related consulting services. Our analytic data platforms are comprised of software, hardware, and related business consulting and support services – for data warehousing, active intelligence, big data analytics, and data discovery.

The majority of our 2013 revenue came from software and services. Our software and services did not include any product manufacturing that is subject to further conflict minerals reporting by us under the Rule. Some of our 2013 hardware product sales were of other manufacturers’ standard hardware products without Teradata or its contract-manufacturer engaging in or completing any further manufacturing. Those resold third-party hardware products include standard Intel servers from Dell, and are not subject to further conflict minerals reporting by Teradata under the Rule.

All Teradata hardware for which manufacturing was completed during 2013 was supplied for us under contract by our sole electronics manufacturing services provider, Flextronics International Ltd. (Flextronics).

The remainder of this report pertains to our hardware products that were contract-manufactured for Teradata by Flextronics and that are subject to further conflict minerals reporting by Teradata under the Rule (“Teradata hardware” or “our hardware”).

Teradata engineers, designs and establishes specifications for our hardware. We offer various Teradata hardware product lines and hardware configurations, but they share many common component types and suppliers. Our hardware is engineered and designed to leverage best-in-class components from industry leaders. Our data storage devices and memory components utilize industry-standard technologies, but are selected and configured to work optimally with our software and hardware platforms.

Our hardware utilizes industry-standard Intel® Xeon® multicore processors and servers along with industry-standard storage offerings that are designed to provide seamless, transparent scalability. Our storage offerings include fast Solid State Drive and classic Hard Disk Drive technologies. Intel Corporation (“Intel”) supplies the Xeon multicore processors and servers, and NetApp, Inc. (“NetApp”) is our primary source for storage technologies. Our hardware platforms typically also include other generic or commonly available computer hardware components such as Ethenet and Infiniband networking switches, back-up and restore devices, server input/output adapters, Serial Attached SCSI Host Bus Adapters (“HBAs”), Fiber Channel HBAs, keyboards, display monitors, cables, wiring and cabinetry. The components for our hardware products are aggregated at Flextronics facilities, and Flextronics assembles them and completes the manufacturing process for us pursuant to contract.

3. Supply Chain Overview

As set forth above, during 2013, all of our hardware and hardware components were manufactured, assembled, configured or obtained solely through our contract-manufacturer, Flextronics. Flextronics was our sole direct supplier during 2013 of Teradata hardware manufactured products that contain conflict minerals which are necessary to the functionality or production of our products. Likewise, in 2013, Flextronics was an SEC registrant whose manufactured products contain conflict minerals which are necessary to the functionality or production of its products, and who also has disclosure and reporting obligations with respect to conflict minerals under the Rule.

Flextronics procures, provides and/or incorporates a wide variety of hardware components and materials used in the assembly process on our behalf. Teradata also engages with selected key suppliers and arranges for them to provide components to Flextronics for inclusion in our hardware. Although many of these components are available from multiple sources, we utilize preferred-supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred-suppliers maintain alternative processes and/or facilities to ensure business continuity of supply. For example, we engage with and arrange for Intel to provide silicon computer chips and microprocessors to Flextronics for inclusion in our hardware, and NetApp to provide storage disk systems to Flextronics for inclusion in our hardware. Other key suppliers of hardware components for Teradata hardware during 2013 included, among others, Avago, Dell, EMC, IBM, LSI, Mellanox, Micron, Molex, Oracle, Quantum, Samsung, Seagate and Western Digital. It is our understanding that some of these key suppliers also are SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products, and who also have disclosure and reporting obligations with respect to conflict minerals under the Rule.

During 2013, 111 suppliers, including Flextronics itself, directly provided hardware components and materials for contract-manufactured incorporation into our hardware platforms (“key suppliers” or “first-tier suppliers”) by Flextronics. In turn, Flextronics performed manufacturing, assembly, configuration, and other procurement and supply chain activities for us with respect to Teradata hardware and its components. During 2013, all Teradata contract-manufactured hardware was sourced by Teradata from or through Flextronics’ facilities in the United States.

Some of our key suppliers provide multiple components for our hardware, have upstream suppliers of subcomponents and materials, multiple component models, versions or variations, multiple facilities, multiple sources for subcomponents and materials, and/or variations of characteristics, content and sources for their components based on timing factors, such as when materials entered the supply chain, smelting occurred, contracts and contract terms were entered and apply, orders were entered and fulfilled, specification provisions were implemented and applied, and manufacturing of components and subcomponents began and was completed. In addition, some of these key suppliers provide some of the same, similar and different types of components and materials as those used in Teradata hardware to Flextronics for Flextronics’ use in non-Teradata products, and supply them to others in global supply chains in addition to Teradata and Flextronics. Some upstream suppliers have similar attributes, characteristics, variability and complexities in their subcomponents, materials, supply sources and further upstream supply chains as those relevant to our key suppliers. Thus, the supply chains for hardware components, subcomponents, electronics and materials for inclusion in our hardware, and others similarly-situated in the computer hardware and electronics industries, are multi-tiered, cascading, compounding, global, dynamic and complex, and can involve thousands of participants, components, subcomponents, materials and sources.

4. Due Diligence Process

4.1 Process Design Approach and Objectives

To design our conflict minerals due diligence process and establish requirements for that process, we researched and analyzed whether the Rule applies to Teradata. We analyzed how the Rule applies to our products, our supply chain, and our business model of having our hardware contract-manufactured for us. We identified requirements under the Rule for country of origin inquiries and other due diligence. We identified the requirements, procedures, definitions and timeframes under the Rule, including those applicable to determining the conflict minerals reporting status regarding our contract-manufactured products. We determined the content requirements and procedures under the Rule for filing, reporting and publication of our conflict minerals disclosures and reports, and any applicable audits. Thus, a key intent of our due diligence process design was to help assure that our process meets the requirements of, and complies with, the Rule.

Our due diligence measures also were designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. Our process design was intended to help achieve this by using and confirming that our sole-source contract-manufacturer, Flextronics, uses the framework, processes and templates for conflict minerals of the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-GeSI”) conflict-free sourcing initiative (“CFSI”), including the EICC-GeSI CFSI Conflict Mineral Reporting Template.

The design of our due diligence process included the following objectives and attributes: having strong company management systems; identifying and assessing risks in the supply chain; designing and implementing a strategy to respond to the identified risks; inclusion of independent third party audits of supply chain due diligence at identified points of the chain; and, reporting on supply chain due diligence. It also included having process steps for: Reasonable Country of Origin Inquiry (“RCOI”); review of RCOI responses to assess risks and identify red-flags that may warrant further due diligence; due diligence if minerals originated from a Covered Country and were not from recycled or scrap sources; and, a level of reporting which describes the measures taken to perform due diligence on the source and chain of custody of 3TG minerals.

The design of our due diligence process also included aspirations of efficiently and effectively using, relying on, and aligning with the due diligence processes and actions of our sole-source contract-manufacturer, Flextronics, and other key suppliers. This design attribute was intended to help assure consistency, reusability, simplicity, and minimize information gaps and due diligence gaps, as well as avoid unnecessary duplication of efforts, communications and record-keeping throughout our supply chain and electronics industry supply chains.

The design of our process further included aspirations of being implementable as a practical, contextual, proactive, visible, risk-based, risk-prioritized, phased, coordinated and multi-disciplinary project overlay to existing Teradata organizational and functional structures and roles. The organizational roles and structures intended to be incorporated into our design included roles in operations, procurement, supply chain management, sustainability, engineering, corporate social responsibility, risk management, legal, ethics, compliance, disclosures, management, our board, audits and oversight.

4.2 Process Implementation

We identified and communicated among key stakeholders in the company, including those with roles in operations, procurement, supply chain management, sustainability, engineering, corporate social responsibility, risk management, legal, ethics, compliance, disclosures, management, our board, audit and oversight. We communicated with our sole-source contract-manufacturer for our hardware, Flextronics. We researched and monitored news, commentary, developments, frameworks, insights and guidance regarding the Rules and compliance with them. We analyzed and utilized the SEC-provided flowchart regarding application of the Rules. We reviewed and analyzed the OECD Guidance. We reviewed and analyzed EICC-GeSI CFSI conflict minerals processes and resources. We obtained and reviewed information and insights from consulting firms, audit firms and law firms. We reviewed conflict-minerals-related information, statements, policies, processes, links and documents posted on other companies’ websites, including those of Flextronics, Intel, NetApp and other key suppliers of components for our hardware, as well as some peer companies.

We determined that conflict minerals are commonly known to be used widely in the electronics industry and found in many electronic computing hardware components. We assessed that conflict minerals are, likely are or should be assumed to be found in 100% of Teradata hardware platforms and many of their hardware components.

We assessed that we had in place during 2013 other initiatives to reflect Teradata’s commitments to, and to help assure compliance with, corporate social responsibilities, international human rights, labor and environmental principles and standards, and related legal obligations. These include Teradata having a Code of Conduct in place and associated policies and processes for compliance training, handling and addressing reports, questions and violations, as well as help-line reporting with openly-available, around-the-clock, multiple-language, and anonymous and confidential reporting capabilities. They also include Teradata having in place a Supplier Code of Conduct which incorporates the principles and processes of the Teradata Code of Conduct and the EICC Code of Conduct. They further include Teradata itself adopting the principles of the EICC Code of Conduct and being a signatory to the United Nations (“UN”) Global Compact and having adopted the principles of the UN Global Compact. They include Teradata having established and effective governance, internal reporting, board reporting, controls, oversight, sustainability and corporate social responsibility processes and practices, as well as strong highly-centralized procurement and supply chain management processes and active ongoing engagement with Flextronics and other key suppliers, inclusive of written contracts, written specifications, records-keeping, audit trails, and periodic reviews, meetings, assessments and communications.

We determined that Flextronics has been a key member of the EICC Conflict Minerals Due Diligence sub-team. That sub-team’s charter is to define company due diligence processes that align with the legislation and due diligence guidance documents (such as Global Witness, OECD, UN, and other efforts) that will allow companies to consistently interface with their supply chain. Its key deliverables include: define a common process to survey supply chains for conflict minerals; maintain an approved smelter database against which all supplier conflict mineral due diligence is compared; and, provide policies, verbiage for contracts and tools that suppliers can use to ensure compliance to the Dodd-Frank Act requirements. We also have assessed that Flextronics adopted the common EICC Conflict Minerals Due Diligence Reporting Template and Dashboard as a standard survey questionnaire for conducting inquiries into Flextronics’ supplier’s sources of metals, and that Flextronics has been a participating member in the EICC-GeSI CFSI. We determined that the following key suppliers of components and materials for our hardware also are listed as participating members in the EICC-GeSI CFSI program: Avago, Dell, EMC, IBM, Intel, Micron, Molex, NetApp, Oracle, Samsung, Seagate and Western Digital. We determined that Flextronics and the EICC-GeSI CFSI make requirements and training materials regarding conflict minerals and use of the EICC-GeSI CFSI Conflict Minerals Report processes and templates accessible to upstream suppliers. We determined that the EICC-GeSI CFSI included use of upstream-cascaded supply chain surveys and declarations to track 3TG in the supply chain to smelters, and identified smelting as the appropriate point in the electronics supply chain for focus of controls, RCOIs, due diligence, and third-party audits and verifications to help assure that 3TG derived from the conflict in the Covered Countries is not used in the supply chain. Smelters who achieve this third-party-confirmed status are designated and listed as Conflict-Free Smelters (“CFS”) or as being on the CFS list. We determined that use of the EICC-GeSI CFSI program and its surveys, declarations and reports to trace 3TG content in our hardware back to the smelting source was the most reasonable and best way to achieve our aspirations and objectives regarding conflict minerals.

Based on our due diligence design approach and objectives and the above-described determinations and assessments, we developed and adopted a conflict minerals policy during 2013, a copy of which is included as an Appendix to this CMR and made a part here of, is also found on our website through our Corporate Social Responsibility (“CSR”) webpage (at http://www.teradata.com/corporate-social-responsibility/?ICID=Acsr and then selecting “Teradata Conflict Minerals Policy”). A publicly-accessible link to this report also included above in this report and is being posted to that same CSR webpage. And, a publicly-accessible link to our latest CSR report, which includes information regarding our human rights pledges and initiatives, also is posted on that CSR webpage. No exceptions to or deviations from the Teradata Conflict Minerals Policy were requested, approved, reported or detected during 2013. We included communications regarding our adoption of this policy in our all-employee annual ethics and compliance training for 2013. We also have reviewed this policy and its requirements and processes with Teradata senior management and the Audit Committee of our Board of Directors.

Our Conflict Minerals Policy reflects our processes and requirements related to conflict minerals compliance, including our internal team, reporting, expectations, record-keeping, flow-through contracting requirements, RCOI, due diligence, timing, escalations for risk assessments, exceptions and violations, engagement with our contract-manufacturer and key suppliers, prohibition of components and materials in our hardware which are known or believed to have been derived from the conflict in Covered Countries, and our current aspiration of achieving conflict-free status for our hardware products during 2014. During 2014, based on responses reported through our supply chain, and in accordance with the provisions set forth in our Conflict Minerals Policy, we will evaluate whether these processes need changed, whether our conflict-free status target date needs to be moved and whether particular suppliers or components will need to be considered for termination or discontinuation. We have shared our Conflict Minerals Policy with Flextronics. We have included a conflict minerals compliance provision in one of our contracts with Flextronics. Flextronics has indicated that it requires first-tier suppliers to agree to conflict minerals compliance commitments and to impose upstream conflict minerals compliance commitments and reporting in their supply chains. We have included conflict minerals compliance requirements in our hardware specifications. Contracts with key suppliers typically require that the components they provide for Teradata hardware must comply with the specifications for such components. Contracts that we, Flextronics and/or our key suppliers otherwise may have with upstream hardware component suppliers frequently are in force for multiple years, and neither we, nor Flextronics, nor our key suppliers may be able to unilaterally or instantly impose new contract terms and flow-down requirements on upstream suppliers. As we, Flextronics and key suppliers enter into new contracts, or contracts renew, we will seek to add clauses to require upstream suppliers to provide information about the source of conflict minerals and the smelters of conflict minerals found in the components and materials they supply for Teradata hardware. It may take several years to ensure that all participants in our hardware component supply chain include contracts that contain appropriate flow-down clauses.

During 2013, we engaged with Flextronics to identify key suppliers to be surveyed using the EICC-GeSI CFSI processes, forms and templates, and followed-up and monitored through Flextronics regarding the status of those surveys and report responses.

We determined that a segmented survey and risk-based approach was consistent with how Flextronics and many peer companies were approaching the Rule and compliance with it. In view of the characteristics of our hardware supply chain, we believed a reasonable approach would be to have our sole-source contract-manufacturer, Flextronics, conduct a survey of the segment of our key suppliers, including Flextronics itself, who provided hardware components during 2013 for Teradata hardware most likely to contain 3TG subject to conflict minerals reporting under the Rule.

In connection with that risk-prioritized process we determined not to survey during 2013, 63 key suppliers of Teradata hardware components who were identified by us and/or Flextronics as solely providing plastic, non-metallic fasteners, packaging, labels, printing, documents, or a single part identified on the supplier’s website as containing no 3TG.

The survey of the remaining 48 hardware component key suppliers was based on the EICC-GeSI CFSI Conflict Minerals Report template. The survey included questions along the following lines (the actual questions were from the EICC-GeSI CFSI Report Template; they have been shortened here for purposes of this report):

1. Are any 3TG metals necessary to the functionality or production of your company’s products that it manufactures or contracts to manufacture?

2. Does any of the 3TG originate from Covered Countries?

3. Does any of the 3TG come from a recycled or scrap supplier?

4. Have you received completed Conflict Minerals Reporting Templates from all of your suppliers?

5. Have you identified all of the smelters your company and its suppliers use to supply 3GT?

6. Have all of those smelters been validated as compliant with the Conflict-Free Smelters (CFS) program and listed on the Compliant Smelter List?

A. Do you have a policy in place that includes DRC conflict-free sourcing?

B. Is this policy publicly available on your website?

C. Do you require your direct suppliers to be DRC conflict-free?

D. Do you require your direct suppliers to source from smelters validated as compliant to a CFS protocol using the CFS Compliant Smelter List?

E. Have you implemented due diligence measures for conflict-free sourcing?

F. Do you request your suppliers to fill out this Conflict Minerals Reporting Template?

G. Do you request smelter names from your suppliers?

H. Do you verify due diligence information received from your suppliers?

I. Does your verification process include corrective action management?

J. Are you subject to the SEC Conflict Minerals disclosure requirement rule?

4.3 Process Results

Each (100%) of the 48 surveyed key suppliers acknowledged receipt of the survey request. 17 of the 48 suppliers surveyed (35%) declared that the components they supplied during 2013 for Teradata hardware did not contain any 3TG. These 17 suppliers plus the above-referenced 63 key suppliers assessed to provide components unlikely to contain 3TG subject to conflict minerals reporting under the Rule total 80 of our key hardware component suppliers (72% of our 111 hardware component key suppliers) who were assessed to be unlikely to use or to have declared that they do not use 3TG in the components or materials they supply for use in Teradata hardware. 31 of the 48 key suppliers surveyed (65% of those surveyed and 28% of our 111 hardware component key suppliers) indicated that the status of their determination of 3TG content and the source countries and smelters for the Teradata hardware components they supplied during 2013 was “uncertain/unknown.” 42 of the 48 suppliers surveyed (87%) returned their survey responses on the EICC-GeSI Conflict Minerals Report template for 2013. 21 of the 31 surveyed-suppliers in the “uncertain/unknown” response category (68% of those surveyed and 19% of our 111 hardware component key suppliers) indicated that they anticipate, and are working towards, making 3TG content and source determinations for their components during 2014. 10 of the 31 surveyed-suppliers in the “uncertain/unknown” response category (32% of those surveyed and 9% of our 111 hardware component key suppliers) indicated that they anticipate, and are working towards, making 3TG content and source determinations for their components, but did not provide anticipated completion dates for such determinations.

Flextronics, our sole direct-supplier and contract-manufacturer, has provided us with a Conflict Minerals Report for 2013 using the EICC-GeSI CFSI Conflict Minerals Report template. This report, along with other information simultaneously provided by Flextronics to Teradata, discloses aggregated and reported detailed supply-chain survey results received by Flextronics from a majority of our key suppliers regarding hardware components and materials in Teradata hardware. The responses by our key suppliers reflected in the Flextronics EICC-GeSI Conflict Minerals Report and accompanying information show 337 different supply-chain smelter relationships which identify 3TG being included in components or materials of Teradata hardware supplied by key suppliers. Each key supplier supply chain report flowing to a 3TG smelter was counted as such a “relationship.” Components from various key suppliers may include 3TG sourced from the same smelter. Thus, if two key suppliers identified the source of 3TG in their components as being from the same smelter, each of the two was counted as such a relationship.

The reported responses reflected in the Flextronics EICC-GeSI Conflict Minerals Report to Teradata show 238 different supply-chain smelter relationships (70% of the total 337 relationships) which identify some 3TG being included in components or materials of Teradata hardware but which minerals are declared to come from particular smelters, facilities and mines outside of the Covered Countries, or from recycling and scrapping. The countries of origin for 3TG identified through this portion of the report included smelters, mines or recycling/scrapping sources in the following 35 countries: Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Czech Republic, Germany, Hong Kong, India, Indonesia, Italy, Japan, Kazakhstan, Kyrgyzstan, Korea (Republic of), Malaysia, Mexico, Netherlands, Peru, Philippines, Poland, Russian Federation, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States and Uzbekistan.

The reported responses reflected in the information that accompanied the Flextronics EICC-GeSI Conflict Minerals Report to Teradata show 99 different supply-chain smelter relationships among 26 different smelters and 15 different suppliers which identify some 3TG being included in components or materials of Teradata hardware which minerals are declared to possibly originate from smelters, facilities or mines in the Covered Countries. All of these pertain to tantalum or tin. 96 of these smelter relationships are identified as being with smelters included on the Conflict-Free Smelters list (97% of the 99 who have some 3TG content from the Covered Countries). One key supplier, Intel, accounted for 22 of those 99 potential Covered Country smelter relationships, has indicated that it is a participant in Project Hope, had one of the “No” answers regarding the CFS List with respect one smelter of tantalum and has declared that its processors are to be conflict-free during 2014. The other two with “No” answers were pending origin declaration and/or Conflict-Free Smelter status determination or listing; neither are known or believed by us to contain 3TG from or in support of the conflict in the Covered Countries. During 2014, we will take steps to follow up regarding these three smelter relationships and see that the tantalum from these smelters is conflict-free, the smelters achieve inclusion on the Conflict-Free Smelters list, or are discontinued and terminated from our supply chain with respect to such 3TG. We have found no instances where it was necessary to terminate a contract or find a replacement supplier in connection with conflict minerals compliance or reporting.

Flextronics’ EICC-GeSI CFSI Conflict Minerals Report to Teradata answered the key questions as follows with respect Teradata hardware (the actual questions were from the EICC-GeSI CFSI Report Template; they have been shortened here for purposes of this report). Teradata also hereby adopts and responds to such questions with the same responses that were provided to us by Flextronics.

1. Are any 3TG metals necessary to the functionality or production of your company’s products that it manufactures or contracts to manufacture? “YES” to each for tantalum, tin, gold and tungsten.

2. Does any of the 3TG originate from Covered Countries? “UNCERTAIN OR UNKNOWN” to each for tantalum, tin, gold and tungsten.

3. Does any of the 3TG come from a recycled or scrap supplier? “YES” to each for tantalum, tin, gold and tungsten.

4. Have you received completed Conflict Minerals Reporting Templates from all of your suppliers? “NO BUT > [GREATER-THAN] 50%” to each for tantalum, tin, gold and tungsten.

5. Have you identified all of the smelters your company and its suppliers use to supply 3GT? “NO” to each for tantalum, tin, gold and tungsten.

6. Have all of those smelters been validated as compliant with the Conflict-Free Smelters (CFS) program and listed on the Compliant Smelter List? “UNKNOWN” to each for tantalum, tin, gold and tungsten.

A. Do you have a policy in place that includes DRC conflict-free sourcing? “YES”.

B. Is this policy publicly available on your website? “YES”.

C. Do you require your direct suppliers to be DRC conflict-free? “YES”.

D. Do you require your direct suppliers to source from smelters validated as compliant to a CFS protocol using the CFS Compliant Smelter List? “PLANNED ONCE LISTS BECOME AVAILABLE”.

E. Have you implemented due diligence measures for conflict-free sourcing? “YES”.

F. Do you request your suppliers to fill out this Conflict Minerals Reporting Template? “YES”.

G. Do you request smelter names from your suppliers? “YES”.

H. Do you verify due diligence information received from your suppliers? “YES (DOCUMENTATION REVIEW ONLY)”.

I. Does your verification process include corrective action management? “YES”.

J. Are you subject to the SEC Conflict Minerals disclosure requirement rule? “YES”.

4.4 Due Diligence Process Conclusion

The products that we manufactured or had contract-manufactured for us during 2013, which are subject to the reporting obligations of Rule 13p-1, are “DRC conflict undeterminable”. This designation is because we and our sole-source contract-manufacturer, Flextronics, have been unable to determine the origin of all of the 3TG contained in all of the hardware components of our hardware products which are necessary to the functionality or production of our hardware or that all such 3TG comes from recycled or scrap sources. This designation also is because Flextronics has submitted to us an EICC-GeSI Conflict Minerals Report and accompanying information which indicates that it has not yet been able to determine if any of the 3TG in components of the Teradata hardware it contract-manufactures for us originate from not-conflict-free sources in Covered Countries or to determine and identify all of the smelters for 3TG in components of Teradata hardware.

5. Plan and Risks regarding Achieving Conflict-Free Status

During 2014, we plan to continue to take steps and have Flextronics take to require and further assure that all 3TG content in our hardware is traceable up the supply chain through declarations to smelting sources that do not contain 3TG from Covered Countries, that contain 3TG from recycling and scrap, or that contain 3TG from Covered Countries only from third-party-confirmed Conflict-Free Smelters.

During January 2014, we added conflict minerals compliance requirements to our Teradata Vendor Regulatory Compliance Requirements document.

During 2014, we have received, reviewed and analyzed the EICC-GeSI CFSI Conflict Minerals Report from Flextronics and other aggregated conflict minerals supply chain information provided to us by Flextronics regarding 3TG content in our hardware that Flextronics contract-manufactures for us. During 2014 we plan to further engage with Flextronics regarding that report and information and any updates to them in order to better understand them and address any observed, material or relevant incompleteness, inconsistencies, risks and red-flags

During 2014, we plan to further review and/or have Flextronics review on our behalf the existing and updated EICC-GeSI CFSI Conflict Minerals Report status and details of our surveyed key suppliers, and engage further with or through Flextronics and/or directly with selected key suppliers to get detailed and complete survey and report responses for all key suppliers and regarding any observed, material or relevant incompleteness, inconsistencies, risks and red-flags.

During 2014, we plan to review selected available SEC Conflict Minerals Reports of others, including Flextronics and some of our key suppliers. The first of such CMRs have the same deadline (June 2, 2014) for filing with the SEC and for posting on SEC-reporting-companies’ websites. These CMRs may be helpful in further documenting, identifying and validating what our key suppliers have done and plan to do to achieve conflict-free status. They also may serve as a basis for us to identify conflict minerals compliance practices which we may wish to emulate or incorporate into our Conflict Minerals Policy and initiatives to better enable, enhance and accelerate achievement of the goal of having our hardware be conflict-free.

The current version of our Conflict Minerals Policy includes a targeted completion date for achieving conflict-free status by July 31, 2014. We are using this targeted completion date to try to help drive our supply chain to become verifiably conflict-free by that date. However, there is some risk that some participant(s) in our supply chain will not or cannot achieve that status by the current targeted completion date. In such event and in accordance with the process set forth in our Conflict Minerals policy, we may need to consider extending the targeted completion date, granting supplier-specific or component-specific extensions, or discontinuing the use of non-compliant suppliers or components. We will assess the circumstances and justifications for extensions or exceptions during mid-2014 and make determinations of appropriate actions based on them and at that time.

During 2014, we plan to take steps to follow up regarding the three relationships identified above in this report as potentially involving tantalum from the Covered Countries and smelters who may not have been listed as Conflict-Free Smelters during 2013. This follow up activity is planned to include assessing whether tantalum used in our hardware from these smelters is conflict-free, determining whether these smelters achieve inclusion on the Conflict-Free Smelters list for tantalum during 2014, or whether we might need to discontinue the inclusion in our hardware of components that contain tantalum from them.

During 2014, we plan to verify that Flextronics has in place conflict minerals compliance and reporting flow-down provisions in contracts with all of our key suppliers.

During 2014, we plan to engage with Flextronics and/or applicable key suppliers to identify and establish alternative sources of 3TG for inclusion in components and materials for our hardware to the extent, if any, that upstream supply chains are or cannot reasonably be validated as conflict-free.

APPENDIX

Teradata Conflict Minerals Policy

CORPORATE MANAGEMENT POLICY

Policy Name	Policy No.	Issue No.	Page
CONFLICT MINERALS POLICY	602	2	__ of __
	Scope		Approved Deviations
	Worldwide		Yes	No X
Organization	Approved By		Previous Version	Effective Date
Global Business Operations			N/A	1/1/2013
Bruce Langos, Chief Operations Officer

Last Review Date: 12/5/13

Policy Perspective

Teradata opposes and condemns DRC Conflict Perpetrators, their perpetrating conduct, and the adverse consequences that conduct imposes on the people and environment of the DRC Region. Teradata supports goals, laws and initiatives that effectively (1) respect and protect human rights and the environment, (2) foster supply chain integrity, ethics, compliance, accountability and sustainability, and (3) oppose, condemn, stop, eliminate, reduce, isolate, identify and penalize DRC Conflict Perpetrators. Teradata requires that it, its Contract-Manufacturers, other Contract-Suppliers and Upstream Suppliers take measures to comply with all applicable Conflict Minerals laws and regulations, and take measures, including those specifically set forth in this document, to eliminate and verify the elimination of DRC Targeted Conflict Minerals from all Teradata Hardware Products and Teradata Hardware Components.

Policy Statements

1. Conflict Minerals laws must be complied with. Teradata expects to comply and shall use reasonable efforts to comply with all applicable Conflict Minerals laws and the SEC Conflict Minerals Rules. Teradata expects its Contract-Manufacturers, other Contract-Suppliers and Upstream Suppliers to comply, use reasonable efforts to comply, and not misrepresent their compliance or efforts to comply with all applicable Conflict Minerals laws and the SEC Conflict Minerals Rules, as well as with their own Conflict-Minerals-related policies, contractual duties, disclosures, industry/framework pledges and other legal obligations.

2.	Conflict Minerals categories and process requirements.

2.1 Teradata will require reasonable steps be taken by, through or on behalf of Teradata to reasonably and verifiably determine, identify and document, on a Timely Basis and with Reasonable Country of Origin Inquiry and other applicable Due Diligence, each Teradata Hardware Product and each Teradata Hardware Component as (i) “Conflict-Free” or (ii) “DRC Conflict Undeterminable” or (iii) “Contains Targeted DRC Conflict Minerals”.

2.2 Teradata will require each of its Contract-Manufacturers and (through its Contract-Manufacturers or through direct efforts by Teradata) its other Contract-Suppliers take reasonable steps with respect to each Teradata Hardware Product and each Teradata Hardware Component it manufactures, has manufactured, or supplies to:

(1) reasonably and verifiably determine, identify and document it, on a Timely Basis and with Reasonable Country of Origin Inquiry and other applicable Due Diligence, as (i) “Conflict-Free” or (ii) “DRC Conflict Undeterminable” or (iii) “Contains Targeted DRC Conflict Minerals”;

(2) require or seek to require each Upstream Supplier take reasonable steps with respect to each Teradata Hardware Product and Teradata Hardware Component that the Upstream Supplier manufactures or supplies to reasonably and verifiably determine, identify and document it, on a Timely Basis and with Reasonable Country of Origin Inquiry and other applicable Due Diligence, as (i) “Conflict-Free” or (ii) “DRC Conflict Undeterminable” or (iii) “Contains Targeted DRC Conflict Minerals”; and

(3) provide Teradata (including its relevant subsidiaries, affiliates, auditors, consultants and other service providers) access and permission to access reasonably-requested relevant information, documents, audit data, reports, certifications and other records which pertain to or evidence Teradata’s, the Contract-Manufacturer’s, the Contract-Supplier’s and the Upstream Supplier’s compliance with this policy, applicable Conflict Minerals laws, applicable SEC Conflict Minerals Rules, and its own relevant Conflict Minerals policies, commitments, industry/framework pledges, statements, practices, procedures and programs.

3. Inclusion of “Targeted DRC Conflict Minerals” in Teradata Hardware Products or Teradata Hardware Components is prohibited. Commencing as of the initial effective date of this policy, Teradata intends to commence prohibiting Inclusion in any Teradata Hardware Product or Teradata Hardware Component any component or material that qualifies for designation as “Contains Targeted DRC Conflict Minerals” and for which a permissible exception has not been approved in writing as set forth in this paragraph. No exceptions or requested-exceptions to this requirement are expected, but if one does arise it must be reported, requested, explained and justified in writing to, reviewed by, and approved in writing by the Teradata Conflict Minerals Management Committee in advance of the completion of the manufacturing of the applicable Teradata Hardware Product in order to be permissible and not constitute a violation of this policy. Each deviation, if any, from the above-stated prohibition which has not been approved as a permissible exception must be reported promptly after initial discovery to the Teradata Chief Ethics & Compliance (“E&C”) Officer and will be treated by Teradata as an alleged E&C or policy violation in accordance with Teradata E&C policies and processes.

4. Only “Conflict-Free” Minerals will be permitted to be Included in Teradata Hardware Products and Teradata Hardware Components in the future; Inclusion of “DRC Conflict Undeterminable” Minerals in Teradata Hardware Products and Teradata Hardware Components will be discontinued. Commencing as of July 31, 2014 (or such other date, if any, of which Teradata provides the applicable Contract-Manufacturer or other Contract-Supplier reasonable advanced written notice), Teradata also intends to commence prohibiting Inclusion in any Teradata Hardware Product or Teradata Hardware Component any component or material that qualifies for designation as “DRC Conflict Undeterminable” and for which a permissible exception has not been approved in writing as set forth in this paragraph. No exceptions or requested-exceptions to this requirement are expected, but if one does arise it must be reported, requested, explained and justified in writing to, reviewed by, and approved in writing by the Teradata Conflict Minerals Management Committee in advance of the completion of the manufacturing of the applicable Teradata Hardware Product in order to be permissible and not constitute a violation of this policy. Each deviation, if any, from this prohibition which has not been approved as a permissible exception must be reported promptly after initial discovery to the Teradata Chief E&C Officer and will be treated by Teradata as an alleged E&C or policy violation in accordance with Teradata E&C policies and processes.

5. Records. Teradata will require reasonable steps be taken by, through or on behalf of Teradata, its Contract-Manufacturers, other Contract-Suppliers and Upstream Suppliers to retain and provide Teradata (including its relevant subsidiaries, affiliates, auditors, consultants and other service providers) reasonable access to documents and records regarding the matters covered by this policy for a period of not less than the longer of (1) the minimum amount of time required by applicable Conflict Minerals laws and regulations or (2) five years from when the applicable party last placed that product or component into the supply chain.

6. Management & Reporting. Teradata shall appoint and duly empower a Teradata Conflict Minerals Management Committee chartered with effectively steering, overseeing, managing, interpreting and administering this policy and its implementation, and with periodically reporting on actions, processes, projects, status, compliance, audits, disclosures, recommendations and needs associated with such and regarding applicable Conflict Minerals awareness, guidance, frameworks, interpretations and best practices to Teradata senior management, including the Teradata Chief Operations Officer and Teradata Leadership Team, and the Audit Committee of the Teradata Board of Directors. This steering committee shall include at least the following personnel (or their duly-appointed delegates): the Teradata Director of Supplier Business Operations & Procurement (“Procurement”); the Teradata Director of Platform Engineering; and, the Teradata Chief Ethics & Compliance (“E&C”) Officer.

7.	Definitions.

7.1 Conflict-Free – “Conflict-Free” Minerals are Conflict Minerals reasonably verified: (1) not to originate from the DRC Region, including through a Reasonable Country of Origin Inquiry; (2) to originate solely from legitimate sources in the DRC Region and enter and flow through the supply chain and market solely through legal and legitimate mining, extraction, handling, transport, trade, smelting, refining, supply and sales channels that have been reasonably determined through Due Diligence not to perpetrate the DRC Conflict or come from, pass through or involve DRC Conflict Perpetrators; (3) to have entered the supply chain before January 31, 2013; or (4) to have been derived solely from scrapping or recycling. “Conflict-Free” products and “Conflict Free” components are manufactured goods or components and their materials which: (1) do not Include any Conflict Minerals at all; or (2) Include only Conflict-Free Minerals. The term “Conflict-Free” also includes such terms as “DRC-Conflict Free” and each other corresponding term used for the same or substantially similar category, such as may be the case through application of Conflict Minerals laws, the SEC Conflict Minerals Rules, OECD Conflict Minerals guidance, Conflict Minerals frameworks or varying Conflict Minerals policies and terminology.

7.2 Conflict Minerals – the ores of tin, tungsten, tantalum and gold, including their derivatives, such as cassiterite, columbite-tantalite, coltan and wolframite, irrespective of source or origin; also commonly referred to as “3TG” Minerals.

7.3 Contains Targeted DRC Conflict Minerals – known, determined or reasonably believed to Include, or likely to Include, Conflict Minerals that (i) originate from the DRC Region, (ii) do not otherwise qualify as “Conflict-Free” and (iii) come from, pass through or involve the DRC Conflict or DRC Conflict Perpetrators. The term “Contains Targeted DRC Conflict Minerals” also includes each corresponding term used for the same or substantially similar category, such as may be the case through application of Conflict Minerals laws, the SEC Conflict Minerals Rules, OECD Conflict Minerals guidance, Conflict Minerals frameworks or varying Conflict Minerals policies and terminology.

7.4 Contract-Manufacturer – a non-Teradata entity (including any of its applicable parent, subsidiary and affiliated companies) that Contract-Manufactures a Teradata Hardware Product; as of the effective date of this document, Teradata itself does not directly manufacture any Teradata Hardware Products or any Teradata Hardware Components, but rather it has Flextronics International Ltd. (including any of its applicable parent, subsidiary and affiliated companies) (collectively “Flextronics”) serve as Teradata’s sole Contract-Manufacturer for all Teradata Hardware Products, and all Teradata Hardware Components, including those manufactured or supplied by other Contract-Suppliers or Upstream Suppliers, are acquired by Teradata solely from or through Flextronics in its role as Teradata’s sole-source Contract-Manufacturer; thus, as of the effective date of this policy, the term “Contract-Manufacturer(s)” in this document means and refers to Flextronics.

7.5 Contract-Manufactures – the act by a non-Teradata entity (including any of its applicable parent, subsidiary and affiliated companies) of manufacturing, completing the manufacturing, assembling or supplying of a Teradata Hardware Product (including its components) directly to or for Teradata under or pursuant to a contract between that entity and Teradata.

7.6 Contract-Supplier – a (1) Contract-Manufacturer or (2) a non-Teradata entity that (i) is a supplier of a Teradata Hardware Product or Teradata Hardware Component directly to Teradata or to a Teradata Contract-Manufacturer or other Contract-Supplier and (ii) has a direct contractual relationship with Teradata with respect to that product or component.

7.7	DRC – the Democratic Republic of the Congo.

7.8 DRC Conflict— the illegal conflict, violence, instability, armed non-government groups, criminal networks, conduct by banned or sanction-listed individuals and entities, extortion, corruption, forced labor, child labor, human-trafficking, sex-based crimes, gender-based crimes, genocide, social abuses, environmental abuses, and other human rights violations and atrocities in or adversely affecting the DRC Region. The term “DRC Conflict” also includes each corresponding term and definition used for the same or substantially similar conduct, such as may be the case through application of Conflict Minerals laws, the SEC Conflict Minerals Rules, OECD Conflict Minerals guidance, Conflict Minerals frameworks or varying Conflict Minerals policies and terminology.

7.9 DRC Conflict Perpetrators – those who are, or who are implicated with, directly or indirectly committing, contributing to, or financing the DRC Conflict through or involving the mining, extraction, handling, transport, trade, smelting, refining, supply or sale of Conflict Minerals in or from the DRC Region. The term “DRC Conflict Perpetrators” also includes each corresponding term and definition used for the same or substantially similar entities and people, such as may be the case through application of Conflict Minerals laws, the SEC Conflict Minerals Rules, OECD Conflict Minerals guidance, Conflict Minerals frameworks or varying Conflict Minerals policies and terminology.

7.10 DRC Conflict Undeterminable – it is undetermined or undeterminable as to whether the product, component or material: (1) Includes any Conflict Minerals at all; or (2) Includes (i) only Conflict-Free Minerals or (ii) any Targeted DRC Conflict Minerals. The term “DRC Conflict Undeterminable” also includes each corresponding term used for the same or substantially similar category, such as may be the case through application of Conflict Minerals laws, the SEC Conflict Minerals Rules, OECD Conflict Minerals guidance, Conflict Minerals frameworks or varying Conflict Minerals policies and terminology.

7.11 DRC Region – the area in and around the DRC in central Africa, including the DRC itself, Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia; also commonly referred to as the “Great Lakes” Region of Africa.

7.12 Due Diligence – as determined in accordance with the SEC Conflict Minerals Rules and consistent with OECD Conflict Minerals guidance and applicable Conflict Minerals frameworks.

7.13 Includes/Inclusion – contains Conflict Minerals and those Conflict Minerals are, as determined in accordance with the SEC Conflict Minerals Rules, necessary to the functionality or production of that product or component as manufactured or Contract-Manufactured.

7.14	OECD – the Organisation for Economic Co-Operation and Development.

7.15 Reasonable Country of Origin Inquiry – as determined in accordance with the SEC Conflict Minerals Rules and consistent with OECD Conflict Minerals guidance and applicable Conflict Minerals frameworks; also commonly referred to as “RCOI”.

7.16	SEC – the United States Securities and Exchange Commission.

7.17 SEC Conflict Minerals Rules – the SEC Final Rules regarding Conflict Minerals issued on August 22, 2012 in accordance with Section 1502 of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and any applicable changes, amendments, updates, interpretations and guidance to, for or based on them.

7.18 Teradata – Teradata Corporation, including all of its subsidiaries, affiliates and business operations throughout the world, and its and their respective employees, independent contractors, agents and other representatives.

7.19 Teradata Conflict Minerals Management Committee – the Teradata management steering committee appointed, empowered and chartered with effectively steering, overseeing, managing, interpreting and administering this policy and its implementation, with periodically reporting on actions, processes, projects, status, compliance, audits, disclosures, recommendations and needs associated with such and regarding applicable Conflict Minerals awareness, guidance, frameworks, interpretations and best practices to Teradata senior management, including the Teradata Chief Operations Officer (presently Bruce Langos) and Teradata Leadership Team, and the Audit Committee of the Teradata Board of Directors, and with that steering committee comprised of at least the following Teradata personnel (or their duly-appointed delegates): the Teradata Director of Procurement (presently John Bowman); the Teradata Director of Platform Engineering (presently Randy Eskridge); and, the Teradata Chief Ethics & Compliance (“E&C”) Officer (presently Todd Carver).

7.20 Teradata Hardware Component – a tangible physical item, part, assembly, product or material that is included, incorporated, further-manufactured or intended to be included, incorporated or further-manufactured into a Teradata Hardware Product.

7.21 Teradata Hardware Product – an item of manufactured equipment that (1) bears a Teradata brand, logo or trademark (including all of its components), (2) has its manufacturing completed by Teradata or a Teradata Contract-Manufacturer, and (3) is offered, sold or distributed into commerce by or through Teradata for use by a non-Teradata entity or person; for purposes of clarity, the term “Teradata Hardware Product” does not include manufactured goods that do not (1) bear a Teradata brand, logo or trademark or is not subjected to further manufacturing or completion of manufacturing by Teradata or a Teradata Contract-Manufacturer, or (2) is not intended for placement into commerce for use by a non-Teradata entity or person – such as manufactured goods that bear the brand, logo or trademark of another company and/or merely are distributed, resold or installed by or for Teradata without incorporating such as a component into a Teradata Hardware Product and without making any manufacturing changes to it (e.g., where Teradata merely resells another vendor’s product as it is without further manufacturing or completion of manufacturing by Teradata or a Teradata Contract-Manufacturer), and such as where Teradata acquires the manufactured goods solely for Teradata’s own internal use (e.g., R&D, testing, or internal Teradata end-use or operations).

7.22 Timely Basis – a commercially reasonable timeframe, but in all events no later than the earliest of (1) a mutually-agreed date, (2) a date required by applicable law or regulation, or (3) the date of completion of manufacturing of the Teradata Hardware Product at issue.

7.23 Upstream Supplier – a supplier of a Teradata Hardware Product or Teradata Hardware Component to a Teradata Contract-Manufacturer or other Contract-Supplier and does not have a direct contractual relationship with Teradata with respect to such product or component, and each of its suppliers and upstream supply-chain participants for such product or component.

Teradata Conflict Minerals Policy Statement Supplement

Teradata managers responsible for the policy and related processes

Executive Sponsor – Chief Operations Officer, Bruce Langos

Key Managers

Director of Procurement, John Bowman

Director of Platform Engineering, Randy Eskridge

Chief Ethics & Compliance Officer, Todd Carver

Related Information, Documents & Policies

•	Teradata Code of Conduct — http://www.teradata.com/code-of-conduct/

•	Teradata Code of Conduct for Suppliers — http://www.teradata.com/corporate-social-responsibility/

•	Teradata Corporate Social Responsibility (“CSR”) Report — http://www.teradata.com/corporate-social-responsibility/

•	United Nations (“UN”) Global Compact Principles (Teradata is a signatory to the UN Global Compact, Teradata has adopted the UN Global Compact Principles, and the Teradata CSR Report serves as the Teradata Communication On Progress required for UN Global Compact active participation) — http://www.unglobalcompact.org/AboutTheGC/TheTenPrinciples/

•

Electronics Industry Citizenship Coalition (“EICC”) Code of Conduct (Teradata has adopted the principles of the EICC Code of Conduct and incorporates them into the Teradata Code of Conduct for Suppliers) – [http://www.eicc.info/eicc_code.shtml]

http://www.eicc.info/documents/EICCCodeofConductEnglish.pdfhttp://www.eicc.info/documents/EICCCodeofConductEnglish.pdf

•	Flextronics Conflict-Minerals-related policies, practices and initiatives (Flextronics is the sole-source Contract-Manufacturer of all Teradata Hardware Products and Teradata Hardware Components as of the effective date of this policy; Flextronics is a member of the EICC, has adopted the principles of the EICC Code of Conduct, and applies those principles to its suppliers and supply chain; Flextronics is a participant and supporter of the EICC-GeSI Conflict Minerals Reporting Template and Conflict-Free Smelters initiatives) — http://www.flextronics.com/supplier/supplierquality/Pages/Supplier%20Sustainbility%20Report%202011/files/assets/downloads/page0021.pdf;

[ http://www.flextronics.com/supplier/supplierquality/Files/Conflict%20Minerals%20Policy.pdf ]

http://www.flextronics.com/supplier/supplierquality/Files/Conflict%20Minerals%20Policy_Rev3.pdf ;

http://www.flextronics.com/supplier/supplierquality/Files/Conflict%20Minerals%20Supplier%20Training.

pdf

•	EICC-GeSI Conflict Minerals Reporting Template and Conflict-Free Smelters initiatives — [ http://www.conflictfreesourcing.org ] http://www.conflictfreesmelter.org/ConflictMineralsReportingTemplateDashboard.htm

•	SEC Conflict Minerals rules, information and documents — http://www.sec.gov/rules/final/2012/34-67716.pdf; http://www.sec.gov/info/smallbus/secg/conflict-minerals-disclosure-small-entity-compliance-guide.htm

•	OECD (Organisation for Economic Co-Operation and Development) Conflict Minerals guidance, frameworks, information and documents —

http://www.oecd.org/daf/inv/investmentfordevelopment/48889405.pdf;

http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf;

http://www.oecd.org/fr/daf/inv/mne/mining.htm

•	Teradata internal Corporate Management Policies (“CMP“s), including:

601 – Environmental, Health & Safety (“EHS”) Management & Compliance

604 – Product Design

904 – Standards for Business Conduct

913 – Contracts

917 – Import Compliance

919 – Export Compliance

1800 – Quality

•	Teradata internal Corporate Finance and Accounting Policies (“CFAP“s), including:

103 – Independent External Auditors

105 – Internal Audit

106 – External Reporting

111 – Record Retention

815 – Procurement

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